News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	October 7, 2025

Seabridge Gold's KSM Tunnel Authorizations Face

Third Legal Challenge from Tudor Gold

It Seeks to Void Licence of Occupation

Toronto, Canada … Seabridge Gold Inc. (the "Company") announced today that Tudor Gold Corp. ("Tudor") has filed a Petition in the British Columbia Supreme Court against the British Columbia Ministry of Water, Land and Resource Stewardship ("WLRS") and the Company and the Company's wholly-owned subsidiary that owns 100% of the KSM Project, KSM Mining ULC (together with the Company, "Seabridge"), seeking judicial review of the September, 2024, determination by WLRS to grant a Licence of Occupation ("2024 LoO") across mineral claims that are part of Tudor's Treaty Creek Property (the "Treaty Project Claims") for the construction and operation of the KSM Project's Mitchell Treaty Tunnels ("MTT").

The 2024 LoO provides Seabridge with the right to occupy a narrow corridor in which it proposes to construct and operate the MTT.  The 2024 LoO was a replacement of a prior Licence of Occupation that had been issued to Seabridge in 2014 over the same land.  The MTT are two 23 km long parallel tunnels planned to connect the east and west sides of the KSM Project Mine Site.  Approximately 12.5 km of the MTT route pass through the Treaty Project Claims.

In its Petition, Tudor is seeking declarations that: (1) a Licence of Occupation cannot interfere with the rights of a mineral claims holder; (2) all provisions of the 2024 LoO that grant Seabridge rights across the Treaty Project Claims are severed from the 2024 LoO; and, (3) an order quashing WLRS's decision to grant the 2024 LoO.  The Petition includes an allegation that WLRS's decision to grant the 2024 LoO was procedurally unfair or unreasonable.  The Petition also asserts that construction of the MTT requires Seabridge to have a right to the Treaty Project Claims since, according to Tudor: "If constructed according to its current plan, the MTT will destroy the economic viability of the Treaty Creek Project and remove all reasonable uses of Tudor's property."

As a mineral claims holder, Tudor owns the rights to the minerals within the area of its mineral claims.  However, the land that the Treaty Project Claims covers is land owned by the Province of British Columbia.  The terms of the 2024 LoO are designed to protect Tudor's rights to the minerals within its claims; requiring Seabridge to store the small amount of material excavated during MTT construction within the Treaty Project Claims under Tudor's ownership.  Construction of the MTT is similar to construction of roads, pipelines, railways, or other infrastructure across public land.  In its Petition, Tudor is essentially asserting that the Province can't authorize the construction of infrastructure through land owned by the Province if there is a mineral claim covering it.  If true, that would render large portions of British Columbia unavailable for construction of infrastructure without the consent of mineral claims holders.  The statutory regime is not set up that way.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

"In granting the 2024 LoO, WLRS has exercised its discretion to support the KSM Project, which has its environmental assessment approvals, a pre-feasibility study demonstrating economic viability, substantial investments in early construction and many permits for construction of infrastructure, including portions of the MTT. KSM has therefore been determined to be in the interests of British Columbia.  Considering that the Treaty Creek Project not only does not have environmental assessment approvals or a preliminary economic assessment, but has not even articulated a comprehensive project development plan, I am confident that WLRS has acted appropriately in authorizing Seabridge to use Provincial land for the MTT," said Seabridge's Chair and CEO, Rudi Fronk.  He added: "We have attempted to find terms to avoid a conflict like this with Tudor, but their demands have been unreasonable.  Tudor now has three concurrent, separate legal actions all directed at voiding authorizations for the MTT.  In our view, if Tudor thinks it must bring three separate legal actions, it probably lacks confidence in the success of any one of them."

For reference, here are our news releases of July 14, 2025 and October 3, 2025 responding to Tudor's previous MTT challenges.

The 2024 LoO is currently unaffected by the filing of the Petition and will remain in place if the Province and the Company successfully defend the 2024 LoO.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair & C.E.O.

For further information please contact:
Rudi P. Fronk, Chair and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com